UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 3, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐              No   ☒

On March 31, 2012, NewLead Holdings Ltd. (the “Company”) entered into a deed of release with Endurance Shipping LLC (“Endurance Shipping”), the owner of the Newlead Endurance, pursuant to which the Company was unconditionally released from its guarantee under the bareboat charter for the Newlead Endurance. The Newlead Endurance had been chartered-in by Curby Navigation Ltd. (“Curby”), a consolidated subsidiary of the Company. Prior to entering into the deed of release, on March 14, 2012, the Company had received enforcement notices from Endurance Shipping whereby, among other things, Endurance Shipping exercised its rights to foreclose on the pledge of the shares of Curby, which secured the bareboat charter.

In connection with the enforcement notices, the Company also received a termination notice in respect of the ship management agreement between Curby and NewLead Bulkers S.A., a subsidiary of the Company that had been the manager of the Newlead Endurance. The Company has worked with and will continue to work with Endurance Shipping in transitioning the management of the vessel to management chosen by Endurance Shipping.

As previously announced, the Company has been in discussions with its lenders during the last several months regarding the restructuring of Company’s overall indebtedness towards reducing debt. In this context, several vessels have been sold where the net sale proceeds were applied in full satisfaction of all liabilities owed to the respective lenders under the governing loan agreements, covering also a substantial part of the Company’s trade debt. While the Company is hopeful that it will reach an agreement with its lenders on the terms of a restructuring of the Company’s indebtedness, there can be no assurance that the Company will be able to reach an agreement with its lenders under acceptable terms or at all.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer